UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response........10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GameTech International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36466D102

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 36466D102

1	Names of Reporting Persons: CLAM Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: -0- (see Item 2(a))

	6	Shared Voting Power: 575,732 (see Item 2(a))

	7	Sole Dispositive Power: -0- (see Item 2(a))

	8	Shared Dispositive Power: 575,732 (see Item 2(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 575,732 (see Item 2(a))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.91%

12	Type of Reporting Person: OO

CUSIP No. 36466D102

1	Names of Reporting Persons: CLAM Manager, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: -0- (see Item 2(a))

	6	Shared Voting Power: 575,732 (see Item 2(a))

	7	Sole Dispositive Power: -0- (see Item 2(a))

	8	Shared Dispositive Power: 575,732 (see Item 2(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 575,732 (see Item 2(a))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.91%

12	Type of Reporting Person: OO

CUSIP No. 36466D102

1	Names of Reporting Persons: Gregory A. Carlin

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: -0- (see Item 2(a))

	6	Shared Voting Power: 575,732 (see Item 2(a))

	7	Sole Dispositive Power: -0- (see Item 2(a))

	8	Shared Dispositive Power: 575,732 (see Item 2(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 575,732 (see Item 2(a))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.91%

12	Type of Reporting Person: IN

This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of the Company (as defined in Item 1(a) below) to report beneficial ownership of Common Stock that has fallen below 5% of the total amount outstanding.  The beneficial owners herein fell below the 5% beneficial ownership threshold due to a sale of certain Common Stock on January 11, 2009.

Item 1(a)	Name of Issuer: GameTech International, Inc., a Delaware corporation (the “Company”).
Item 1(b)	Address of Issuer’s Principal Executive Offices: 900 Sandhill Road Reno, Nevada

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed, pursuant to Rule 13d-1(d) promulgated by the Securities and Exchange Commission, by:

(i)                       CLAM Partners, L.L.C. (“CLAM Partners”), a limited liability company organized under the laws of Delaware;

(ii)                    Clam Manager, L.L.C. (“CLAM Manager”), a limited liability company organized under the laws of Delaware and the managing member of CLAM Partners; and

(iii)                 Gregory A. Carlin, the individual who exercises the investment and trading authority of CLAM Manager on behalf of CLAM Partners (together with CLAM Partners and CLAM Manager, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence: The address of the principal business office of the Reporting Persons is 900 N. Michigan Ave, Suite 1900 Chicago, IL 60611.
Item 2(c)	Citizenship: CLAM Partners and CLAM Manager are organized under the laws of the State of Delaware. Mr. Carlin is a United States citizen.
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”).
Item 2(e)	CUSIP No.: 36466D102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not Applicable

Item 4	Ownership:

(i)

CLAM Partners

(a)          Amount beneficially owned: 575,732

(b)         Percent of class: approximately 4.91%

(c)          Number of shares as to which such person has:

(1)          Sole power to vote or direct the vote: -0-

(2)          Shared power to vote or direct the vote: 575,732

(3)          Sole power to dispose or direct the disposition: -0-

(4)          Shared power to dispose or direct the disposition: 575,732

(ii)

CLAM Manager

(a)          Amount beneficially owned: 575,732

(b)         Percent of class: approximately 4.91%

(c)          Number of shares as to which such person has:

(1)          Sole power to vote or direct the vote: -0-

(2)          Shared power to vote or direct the vote: 575,732

(3)          Sole power to dispose or direct the disposition: -0-

(4)          Shared power to dispose or direct the disposition: 575,732

(iii)

Mr. Carlin

(a)          Amount beneficially owned: 575,732

(b)         Percent of class: approximately 4.91%

(c)          Number of shares as to which such person has:

(1)          Sole power to vote or direct the vote: -0-

(2)          Shared power to vote or direct the vote: 575,732

(3)          Sole power to dispose or direct the disposition: -0-

(4)          Shared power to dispose or direct the disposition: 575,732

All of the percentages calculated in this Schedule 13G are based upon an aggregate of 11,731,270 shares of Common Stock outstanding as of September 4, 2009, as disclosed in the Company’s Form 10-Q, dated September 10, 2009.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable

Item 8	Identification and Classification of Members of the Group:
Not applicable

Item 9	Notice of Dissolution of Group:
Not applicable

Item 10	Certification:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2010

CLAM Partners, L.L.C.

By:	CLAM Manager, L.L.C.
Its:	Managing Member

By:	/s/ Gregory A. Carlin
Name:	Gregory A. Carlin
Title:	Authorized Signatory